EXHIBIT 11.      COMPUTATION OF EARNINGS PER SHARE

	Years Ended
	September 30,
	2013	2012

Net income	$ 382,285	$ 284,261
Weighted average number of shares outstanding	5,243,107	5,243,107

Net income per common share	$ 0.07	$ 0.05